SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
3 April 2017 to 2 May 2017

DATE	DETAIL

02 May 2017	Total Voting Rights

18 April 2017	Director/PDMR Shareholding

12 April 2017	Update on timing impacts for fiscal year 2016/17

10 April 2017	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

28 April 2017: Upstate New York Rate Filing Submitted
21 April 2017: Board Committee Changes
20 April 2017: Board Change
19 April 2017: Special Dividend and Notice of General Meeting